August 2, 2016

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Jan Woo
Ms. Rebekah Lindsey
Mr. Jeffrey Kauten
Ms. Barbara C. Jacobs

Re:	Titan Technologies Corporation
Registration Statement on Form S-4/A
As amended through August 2, 2016
File No. 333-211874

Ladies and Gentlemen:

I write on behalf of Titan Technologies Corporation, a Delaware corporation (the “Company”), to request that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4/A to become effective at 5:00 p.m. Eastern Time on August 2, 2016 or as soon thereafter as is practicable. By making this request for acceleration, the Company confirms its obligations under the Securities Act of 1933. Please fax a copy of the order declaring the above-captioned Registration Statement of Titan Technologies Corporation effective to my attention at (650) 849-7400.

In addition, the Company makes the statements set forth on Annex A to this acceleration request.

Should you have any questions regarding this request, please contact me directly at (650) 843-5725. Thank you very much for your assistance with this matter.

Very truly yours,

COOLEY LLP

By:	/s/ Craig Menden
Craig Menden

Cc:	Pamela A. Sergeeff, Titan Technologies Corporation
Jon E. Gavenman, Cooley LLP

Annex A

Titan Technologies Corporation

2 Circle Star Way

Santa Carlos, California 94070

August 2, 2016

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Titan Technologies Corporation
Registration Statement on Form S-4/A
As amended through August 2, 2016
File No. 333-211874

Ladies and Gentlemen:

In connection with the above-captioned filings, Titan Technologies Corporation (“Titan”) hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Titan from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Titan may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TITAN TECHNOLOGIES CORPORATION

By:	/s/ Thomas Carson
Name: Thomas Carson
Title: Chief Executive Officer